UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 4, 2018

AVISTA HEALTHCARE PUBLIC ACQUISITION CORP.

(Exact Name of Registrant as specified in its charter)

Cayman Islands	001-37906	98-1329150
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

65 East 55th Street, 18th Floor
New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 593-6900

Not Applicable

(Registrant’s name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On January 4, 2018, Avista Healthcare Public Acquisition Corp., a Cayman Islands exempted company (the “Company”), received a letter from the staff of the Listing Qualifications Department of The Nasdaq Stock Market (“NASDAQ”) notifying the Company that it no longer complies with NASDAQ Listing Rules 5620(a) and 5810(c)(2)(G) for continued listing because it did not hold an annual meeting of stockholders within twelve months of the end of the Company’s fiscal year ended December 31, 2016. The Company has 45 calendar days from January 5, 2018 to submit a plan to regain compliance.

In light of the Company’s announcement of its proposed business combination with Envigo International Holdings, Inc. on August 21, 2017 (the “Proposed Business Combination”) and consistent with the disclosure in the Company’s Registration Statement on Form S-4, as amended (the “Form S-4”), initially filed with the SEC on November 22, 2017, the Company will hold an annual general meeting of its shareholders at which it will approve the Proposed Business Combination and related matters as well as conduct the election of directors.  The Company intends to submit a plan to NASDAQ to regain compliance within the time frame allotted by NASDAQ rules.

If NASDAQ accepts the Company’s plan, NASDAQ may grant an exception of up to 180 calendar days from the fiscal year end, or until June 29, 2018, to regain compliance.

Item 8.01 Other Events

The information contained in Item 3.01 of this Current Report on Form 8-K is incorporated by reference herein.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avista Healthcare Public Acquisition Corp.

By:	/s/ John Cafasso
Name:	John Cafasso
Title:	Chief Financial Officer

Date: January 9, 2018

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